FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                      -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of a Statement No. 29
- 2002 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on 12th August 2002 consisting of TORM's Financial Report for 1st half 2002, adopted by the Board of Directors of the Company on 12th August 2002. Numbers have been adapted from European to American format.

Exhibit 1
---------


Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








12th August 2002        Statement No.  29 - 2002
                        Contact Person: N. E. Nielsen, Chairman of the Board
                          (Phone +45 72270000)
                        Contact Person: Klaus Kjaerulff, CEO
                          (Phone +45 39179200)


TORM's Financial Report for 1st half 2002

Enclosed please find Financial Report for 1st half 2002, adopted by the Board of Directors of the Company on 12th August 2002.


Yours faithfully
A/S Dampskibsselskabet TORM



Klaus Kjaerulff
Chief Executive Officer

                                                                    NASDAQ: TRMD
                                                                       CSE: TORM

HIGHLIGHTS 1st HALF OF 2002

- The Tanker Division achieved positive earnings ahead of expectations in difficult trading conditions.

- Dry bulk Division continued to be loss making but were in line with expectations. The Division covered forward for the 3rd and 4th quarters at rates in excess of the current market.

- The liner division achieved positive results, somewhat ahead of expectations in a difficult market.

- EBITDA for the 1st half of 2002 was in line with expectations at DKK 134.6 million, despite a significant drop in the USD exchange rate.

- Exchange rate adjustments totalled -50.5 million DKK due to the weakening USD against the DKK. The result before write-back of deferred tax for the half year was therefore DKK -3.1 million.

- Profits after tax for the half year is DKK 357.1 million or DKK 21 per share.

- Estimated profit before tax in the region of DKK 30 million for the 2nd half of 2002. For the year as a whole, a profit of close to DKK 380 million, or slightly below DKK 22 per share is expected, subject to unchanged exchange rates.

- General offer launched on July 1 2002 for the purchase of the outstanding share capital of Dampskibsselskabet "NORDEN" A/S (NORDEN). The offer expired 29th July 2002. As at 9th August 2002, TORM owned more than one third of the share capital of NORDEN after deducting treasury shares. Despite this substantial stake in the associated company, TORM has not included in the Company's 2002 results any pro-rata contribution of profits from NORDEN expected to be DKK 200 million, cf. announcement from NORDEN of 14th July 2002.

GROUP FINANCIAL HIGHLIGHTS

                                                                        H1 2002               H1 2001
                                                                    DKKm      USDm       DKKm       USDm
                                                                      (in millions, except Key Figures)
---------------------------------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS
---------------------------------------------------------------------------------------------------------
Net turnover                                                     1,018.2      122.9    1,310.4      157.7
Operating costs                                                   -856.6     -103.4     -818.1      -98.5
                                                                 ------------------    ------------------
Net earnings from shipping activities                              161.7       19.5      492.3       59.2
Profit from sale of vessels and interests                            9.6        1.2       69.3        8.3
Administrative expenses                                            -60.0       -7.2      -52.9       -6.4
Other operating income                                              23.4        2.8       34.2        4.1
                                                                 ------------------    ------------------
Profit before depreciation (EBITDA)                                134.6       16.2      542.9       65.3
Depreciation                                                       -67.3       -8.1      -87.4      -10.5
                                                                 ------------------    ------------------
Profit before financial items (EBIT)                                67.3        8.1      455.5       54.8
Financial Items                                                    -70.4       -8.5      -53.0       -6.4
                                                                 ------------------    ------------------
Profit before tax                                                   -3.1       -0.4      402.5       48.4
Tax on profit on ordinary activities                               360.2       43.5     -120.7      -14.5
                                                                 ------------------    ------------------
Net profit                                                         357.1       43.1      281.8       33.9
                                                                 ==================    ==================

---------------------------------------------------------------------------------------------------------
BALANCE SHEET
---------------------------------------------------------------------------------------------------------
Fixed assets                                                       2,650        356      2,250        256
Total assets                                                       3,739        502      3,513        400
Shareholders' equity                                               1,428        192        928        106
Total liabilities                                                  2,299        309      2,252        256

---------------------------------------------------------------------------------------------------------
KEY FIGURES
---------------------------------------------------------------------------------------------------------
Return on equity *)                                          %        28(1)                 33
ROIC *)                                                      %        17(1)                 16
EBITDA/net turnover *)                                       %        13                    41
Earnings per share (EPS) *)                                           21       2.77         16       1.81
Market price per share end of period                                51.4       6.89       59.0       6.72
Number of shares (after deduction of own shares)       million      17.3                  17.7
Equity ratio                                                 %        38                    26
Net interest bearing debt                              million     1,199        161        908        103
Invested capital                                       million     2,571        345      1,792        204
Investments in tangible fixed assets                   million       592         79        359         41
Cash at bank and bonds                                 million       638         86        812         92
USD/DKK exchange rate end of period                                 7.45                  8.79

Semiannually basis *)
Ind. write-back of deferred tax (1)



---------------------------------------------------------------------------------------------------------
  Shareholders' equity                                                                          DKKm
                                                                                            (in millions)
---------------------------------------------------------------------------------------------------------
  Balance at January 1, 2002                                                                        1,392
  Transitional adjustment                                                                            -291
                                                                                                     ----
  Adjusted balance at January 1, 2002                                                               1,102
  Exchange adjustment of shareholders' equity
    in subsidiaries and associated companies                                                           30
  Exchange adjustment of loans to independent units                                                    -5
  Adjustment of derivatives and own shares                                                             13
  Dividend to shareholders                                                                            -69
  Profit and loss statement                                                                           357
                                                                                                      ---
  Shareholders' equity at June 30, 2002                                                             1,428


OUTLOOK FOR THE YEAR


The previously forecast EBITDA of DKK 300 million is reduced to about DKK 280 million due to the weakening of the U.S. dollar against the Danish Krone. The profit forecast for the year as a whole, excluding tax, is therefore expected to be just below DKK 20 million and thus lower than originally estimated.


The Company decided to enter into the tonnage tax scheme resulting in a change in income taxation for Danish shipping companies. Consequently, an amount of DKK 360 million due to write-back of deferred tax positively affected the profit and loss statement in the second quarter of 2002. There was no cash flow effect from this change.


The total after tax net profit for 2002, taking into account the aforementioned changes, is thereafter estimated to be just below DKK 380 million or slightly less than DKK 22 per share. No pro-rata provision has been made of the associated company, NORDEN's estimated profits for 2002.


For the remainder of 2002, an exchange rate of 7.40 between the DKK and the USD has been used for estimating the result.


The estimated result is based on actual fixtures for the first and second quarters, while the 3rd and 4th quarters are estimates as shown in the table below.


Estimated earnings from shipping activities (USD/day)

                             Product Tankers                                      Bulk Vessels
                             MR            LR1           LR2                      Panamax      Handysize
 1. Quarter (a)          15,305         17,569        19,875                        6,259          5,292
 2. Quarter (a)          14,731         15,021        21,565                        6,775          5,647
 3. Quarter (e)          14,750         16,000        20,000                        7,250          5,600
 4. Quarter (e)          14,750         16,000        20,000                        7,250          5,600



The forecast for the Company's product tankers is unchanged from the forecast made in the 1st quarter report, while the forecast rates for the Panamax bulk vessels have been increased by USD 500/day and reduced by 650 USD/day for the Handysize vessels.


Signs of increased confidence in the product tanker market are illustrated by firmer rates in the region of 7-10% being obtainable for the 4th quarter as compared to current day-to-day spot market rates.


The product tanker division has covered some 60% of voyage exposure for the third quarter while the bulk division has covered 100% and 70% of voyage exposure for the 3rd and 4th quarters respectively.


For both the product tankers and bulk vessels, any significant and sustainable rate improvements in excess of the aforementioned earnings forecast will largely be determined by demand, which in turn is fundamentally linked to the performance of the world economy.


In order to reduce the future risk of interest rate volatility, the Company has during July hedged USD 36 million and is contemplating to further hedge approximately USD 33 million of its mortgage debt for the next 3-5 years in light of the current low interest rates. The average remaining term of hedged mortgage debt was 2.4 years at the end of July.


The estimated profit for 2002 is based on an unchanged ownership of the shares in NORDEN. The ownership interest is carried at the officially quoted price on the balance sheet date, in line with normal practice.





FINANCIAL RESULTS 1st HALF OF 2002


The EBITDA result for the first half of 2002 was DKK 134.6 million which was in line with expectations, notwithstanding the significant drop in the USD exchange rate.


The pre-tax result for the first half of 2002 was DKK -3.1 million after exchange rate adjustments (in total -50.5 million DKK).




A generally lower level of activity in the world economy affected the tanker market. As forecast, this resulted in a sharp drop in earnings for the period as compared with last year. The Bulk division suffered from similar conditions, whereas the Liner division recorded improved earnings.


  Net earnings (Gross profit) from shipping activities*)
---------------------------------------------------------------------------
                                       Six months ended
 DKKm                          June-02      Share        June-01      Share
---------------------------------------------------------------------------
 Product Tankers                   155        97%            441        89%
 Dry Bulk                          -15        -9%             29         6%
 Liner                              19        12%             14         3%
 Offshore                            0         0%              9         2%
---------------------------------------------------------------------------
 Total                             159       100%            492       100%
---------------------------------------------------------------------------

*) Gross earnings minus operating costs, which comprise port expenses, bunkers, commissions, crewing, maintenance etc. and hire but excluding administration, interest and depreciation.

PRODUCT TANKERS
---------------


Details of earnings (in USD) in respect of the Company's product tankers for the first six months, by category, were as follows:

                                    2nd quarter   1st quarter             %
                                          2002         2002       2001    Change
LR2/Aframax vessels
--------------------------------------------------------------------------------
Available earning days                     273          270        225      1.2%
Average number of vessels                  3.0          3.0                 0.1%
TCE per earning days                    21,565       19,875     54,382      8.5%
OPEX per earning days *)                -4,548       -4,732     -3,901     -3.9%
Operating C/F per earning days **)       6,302        4,668     37,501     35.0%

LR1/Panamax vessels
--------------------------------------------------------------------------------
Available earning days                     240          357        430    -32.7%
Average number of vessels                  2.6          4.0               -33.4%
TCE per earning days                    15,021       17,569     34,550    -14.5%
OPEX per earning days *)                -6,408       -6,951     -6,683     -7.8%
Operating C/F per earning days **)       6,550        5,958     18,147      9.9%

MR vessels
--------------------------------------------------------------------------------
Available earning days                     550          523        701      5.2%
Average number of vessels                  6.0          5.8                 4.0%
TCE per earning days                    14,731       15,305     26,803     -3.8%
OPEX per earning days *)                -4,904       -5,046     -3,813     -2.8%
Operating C/F per earning days **)       9,800       10,166     22,182     -3.6%

*)  Operatmg expenses for own vessels
**) TCE earnings minus operating expenses and charter hire




The 3 pools achieved earnings ahead of expectations against a background of turbulent stock markets and continuing instability in the Middle East. Demand for clean petroleum products varied, but was generally weak.


Although a considerable number of new buildings are due for delivery throughout the remainder of 2002, scrapping figures for the tanker segment were overall encouraging, with 98 vessels sold for demolition as compared to 54 during the same period last year.


In the LR2/Aframax segment, the maintenance season for the refinery complexes in the Far East came to an end, resulting in an increase in the demand for naphtha, the main product transported by these vessels. As a result, the LR2/Aframaxes achieved the best results of the three segments in which the Company operates.


The LR1/Panamax and MR segments also achieved results ahead of expectations and, although rates were volatile throughout the period, these segments benefited from increasing demand for gasoline in the United States.


Recent moves by the U.S. Coast Guard to target charterers who utilise sub-standard vessels could, if extensively enforced, put further pressure on older sub-standard tonnage resulting in benefits for owners such as TORM whose policy is to trade only modern, double hulled tonnage.





DRY BULK
--------


The dry bulk market continued to experience generally unsatisfactory rate levels during the second quarter although grain rates in the Atlantic firmed somewhat. The division continued its strategy of hedging forward positions through a combination of time charters, contracts of affreightment and FFAs. As such, the division outperformed the BIFFEX index by approximately 5%. As no significant improvement is expected for the remainder of the year, the division still expects an overall loss, albeit less than originally forecast. With a better balance between the supply and demand of tonnage expected in 2003, the division anticipates profitable earnings in 2003.





LINER
-----


The liner division achieved results better than expected. Eastbound sailings were fully booked at satisfactory rates with equipment for the oil industry providing most of the revenue. Westbound bookings were also satisfactory with substantial quantities of cocoa carried, particularly in the early part of the year. The outlook for the third quarter is in line with expectations, and a higher level of activity is anticipated in the fourth quarter.





OFFSHORE
--------


The anchor handling/supply vessel TORM HERON re-delivered to owners in June. TORM KESTREL continues to trade profitably and is expected to contribute positively to the year's result.





FINANCIAL ITEMS
---------------


The average interest rate paid on loans and currency swaps for the first half of 2002 was 4.03% incl. margin. For 2002 and 2003, approximately 96% and 50% of the Company's interest rate exposure is hedged. A change in interest rates of 1% on the remaining variable debt would result in a change in interest expense of DKK
0.8 million for 2002.


During the first six months of 2002, the Company sold USD 19 million against DKK at an average exchange rate of 8.55 for cash requirement purposes. For the remainder of the year USD 5 million has been sold forward at an average exchange rate of 8.76 against DKK.


Additionally, as of June 30, 2002, the Company had holdings in Danish bonds with a market value of DKK 583 million. The annualised return for the period was 5.85%.


As of July 1 the Company sold bonds with a value of DKK 250 million in order to fund the purchase of the shares in NORDEN. Furthermore the Company has obtained a credit facility for the purpose of financing the purchase of additional NORDEN shares.


If interest rates at year-end 2002 were to change by 1%, the fair value of the bonds would change by DKK 13 million.





FLEET VALUE
-----------

The Company's fleet and order book of eight new buildings had an excess value of approximately USD 13 million or DKK 105 million as at June 30, 2002 or DKK 5.77 per share after exchange rate adjustments in both ship values and relevant loans on the balance sheet date in accordance with the Company's normal practice. The fleet and new building contracts have been valued by two independent international shipbrokers. It is the Company's policy to update ship values every half and full year.




OFFER TO ACQUIRE DAMPSKIBSSELSKABET "NORDEN" A/S
------------------------------------------------


In line with TORM's formulated strategy of growth through the purchase of new ships, pooling and M&A activity, and having regard to the continuing need for further consolidation in the shipping industry, the Board decided at a meeting held on June 29, to authorise the Management to purchase shares in NORDEN representing about 30.8% of the outstanding shares in NORDEN excluding treasury shares. This purchase was followed on July 1 by a general offer for 90% of the Company's share capital, valid until July 29, 2002, at a price of DKK 360 per share.


The Board and Management considers that the merits of combining these two long established companies are considerable. Aside from obvious synergies, a high level of expertise has been built up in the two companies individually which would, if combined, create in a substantial, Danish based international shipping company with a meaningful competitive edge. NORDEN's engagement in the MR product tanker segment would boost TORM's capacity in this size, which is where growth is most required. Conversely, NORDEN's considerable strength in the dry bulk segment would, when combined with that of TORM, create a sizeable dry bulk business with a noteable presence in the main segments of the dry bulk market


As at June 30, 2002, TORM owned just below 5% of the shares in NORDEN. As of 12th August, 2002 TORM owned 727,803 shares, equivelant to 33.35% of NORDEN's sharecapital after deducting Treasury shares (10%). Upon expiry, the tender offer was not renewed or raised and acceptances received have been honoured in accordance with the conditions of the tender offer.





ASSET MANAGEMENT
----------------


During the month of June, the Company took delivery of 2 MR new buildings from the STX yard in Korea. Both vessels immediately joined the MR pool, which now consists of 16 vessels. The vessels were named TORM MARY and TORM VITA and are the first in a series of 6 MR vessels to be delivered to TORM in 2002 and 2003.


The letter of intent entered into during the last quarter with Hyundai Heavy Industries, South Korea, for the construction of a series of Panamax tankers was converted into a firm contract, which was signed in June. TORM exercised its option for a second vessel, whereby the total order, including pool partners, now stands at eight vessels, two of which are for TORM's own account. TORM and pool partners hold options for a further six vessels. Upon delivery, the vessels will all join the LR1 pool.





OWN SHARES
----------


At a meeting of the Board on June 29, the Board authorised the Management to purchase up to 8% of the Company's own shares whenever considered optimal by the Management. The Company owns 4.99% of the share capital in TORM as of today.





AWARD OF THE MARINE MONEY PRIZE
-------------------------------


At the annual Marine Money Week Conference held in New York in June, TORM was awarded first prize as the top performing shipping company in the world in 2001, based on a series of criteria used by this leading shipping publication. A total of 53 publicly listed shipping companies were examined.





DANISH GAAP ACCOUNTING POLICIES
-------------------------------


As a consequence of the enactment of the new Danish Company Accounting Act as per January 1, 2002 and the dual listing on the NASDAQ a number of changes have been made to accounting policies. The accounting policies listed below have been revised, while the remaining accounting policies have been consistently applied.


Capital leases


The bareboat arrangements for the vessels that the Company has entered into which meet the definition of capital leases are accounted for by initially recognizing assets and related lease obligations at an amount equal to the present value of the underlying minimum lease payments measured at the beginning of the lease term. The capitalised leased assets are amortised according to the Company's depreciation policy for owned assets. Previously, the Company chose to treat these agreements as operating leases.


The change in policy resulted in an increase in net profit of DKK 8 million for the six-month period ended June 30, 2002 and resulted in a transitional adjustment to reduce shareholders' equity by DKK 15 million.


Sale and lease back agreements


Gains related to sale and lease back agreements are deferred and amortised in proportion to the gross rental on the time charter over the life of the related agreements. Previously, all such gains were recognised at the date of the transaction.


The change in policy resulted in an increase in net profit of DKK 20 million for the six-month period ended June 30, 2002 and a transitional adjustment to reduce shareholders' equity by DKK 84 million.


Swaps of vessels


The Company records the gains on the swap of vessels in the profit and loss statement at the date of the swap, except when the vessels are similar productive assets. Previously, any gain on the swap of vessels were recorded in the profit and loss statement at the date of the swap transaction, except when the vessels were sister vessels of equivalent age.


The change in accounting policy resulted in a transitional adjustment to reduce shareholders' equity by DKK 7 million and has no impact on net profit.


Dividends


Dividends are recorded as a liability when declared at the annual general meeting. Previously, dividends were recorded as a liability in the fiscal year to which they relate.


The change in policy resulted in a transitional adjustment to increase shareholders' equity by DKK 73 million and has no impact on net profit.


Own shares


Own shares are accounted for as a component of shareholders' equity at the cost paid for such shares. In previous years, own shares were reflected as an asset and adjusted at market value through the profit and loss statement.


The change in policy resulted in a decrease in net profit of DKK 2 million for the six-month period ended June 30, 2002 and a transitional adjustment to reduce shareholders' equity by DKK 44 million.


Foreign currency contracts and derivatives


Foreign currency contracts and derivatives are measured at fair value at the balance sheet date. For fair value hedges, the change in fair value is set off against the exchange rate adjustment of the hedged item. For cash flow hedges, the change in fair value on the contract is recorded as part of shareholders' equity and then transferred to the profit and loss statement when the hedged item is realised. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the profit and loss statement. Previously, these foreign currency contracts and derivatives were accounted for as off-balance sheet items.


The change in policy resulted in an increase in net profit of DKK 2 million for the six-month period ended June 30, 2002 and a transitional adjustment to reduce shareholders' equity by DKK 27 million.


Mortgage debt and bank loans


Mortgage debt and bank loans relating to the financing of vessels are recorded at the exchange rate prevailing at the balance sheet date. As these are considered an effective exchange rate hedge of the vessels, the adjustment is recorded as part of shareholders' equity and then transferred to the profit and loss statement when the vessel is sold. Previously, the mortgage debt and bank loans relating to the financing of vessels in integrated entities were recorded at the historical exchange rate at the time of acquisition.


The change in policy did not affect the profit for the period, while there was a transitional adjustment to reduce shareholders' equity by DKK 187 million.


The table below provides a summary of the impact on the results for the six-month period ended June 30, 2002:

The table below provides a summary of the impact on the results for the six-month period ended June 30, 2002:

                                                                     Adjustments   Adjustments
                                                  Historical    change in policy   tonnage-tax    Restated
                                                        DKKm                DKKm          DKKm        DKKm
                                                                          (in millions)
----------------------------------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENT
----------------------------------------------------------------------------------------------------------
Net turnover                                          1,016                   2                      1,018
Net earnings from shipping activities                   127                  35                        162
Profit from sale of vessels and interests                                     9                          9
Other operating income                                   23                                             23
Profit before depreciation                               91                  44                        135
Profit before tax                                       -28                  25                         -3
Net Profit                                              -31                  26             362        357

----------------------------------------------------------------------------------------------------------
BALANCE SHEET
----------------------------------------------------------------------------------------------------------
Fixed assets                                          2,454                 196                      2,650
Total assets                                          3,535                 204                      3,739
Shareholders' equity                                  1,344                -278             362      1,428
Provisions                                              438                 -64            -362         12
Liabilities                                           1,753                 546                      2,299
Total liabilities and shareholders' equity            3,535                 204               0      3,739


Reconciliation to United States Generally Accepted Accounting Principles as of June 30, 2002

--------------------------------------------------------------
                                                    H1 2002
                                                  DKKm    USDm
                                                  (in millions)
--------------------------------------------------------------
PROF1T AND LOSS STATEMENTS
Profit as reported under
  Danish GAAP (restated)                          357.1   43.1
Provision for repair and
  capitalization of docking costs                  -7.1   -0.9
Unrealized losses on marketable securities         -0.5   -0.1
Foreign currency translation                       60.2    7.3
Derivative Financial Instruments                   10.7    1.3
Tonnage Taxation                                 -360.2  -43.5
Tax effect of US GAAP Adjustments                 -19.0   -2.3
                                                  -----   ----
Net profit                                         41.2    5.0
--------------------------------------------------------------
Diluted earnings per share                         2.38   0.32
--------------------------------------------------------------

Contacts
Klaus Kjaerulff
Chief Executive Officer
A/S Dampskibsselskabet TORM
+045 39 17 92 00
kk@torm.dk
----------



--------------------------------------------------------------------------------
In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.
--------------------------------------------------------------------------------

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:August 12, 2002                              By: /s/ Klaus Nyborg
                                                      --------------------------
                                                    Klaus Nyborg
                                                    Chief Financial Officer











03810.0001 #343098